YY Group Holding Ltd.

60 Paya Lebar Road

#05-43 Paya Lebar Square

Singapore 409051

September 29, 2023

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Ms. Amy Geddes

Re:	YY Group Holding Ltd. Draft Registration Statement on Form F-1 Submitted August 18, 2023 CIK No. 0001985337

Dear Ms. Geddes,

This letter is in response to your letter on September 14, 2023, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of YY Group Holding Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on August 18, 2023. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“Form DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Form F-1 submitted August 18, 2023, as a Draft Registration Statement

Cover Page

1.	In light of your dual-class capital structure, please revise your disclosure as follows:

●	Please disclose the percentage of outstanding shares the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval.
●	Please also disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that Class A ordinary shareholders might consider in their best interest.
●	Further, please disclose your controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Include this disclosure on your prospectus cover page.
●	In addition, please disclose that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders. Make conforming changes to your risk factor disclosure.

RESPONSE: We respectfully advise the Staff that the Company has:

●	included language disclosing the percentage of outstanding shares on the cover page that the Class B ordinary shareholders must maintain to continue control the outcome of matters submitted to shareholders for approval. However, as the final offering size of the initial public offering of the Company has not been finalized, the exact percentage of Class B shares Mr. Fu Xiaowei has to maintain is currently in placeholders.

●	disclosed that our capital structure may have anti-takeover effects preventing a change in control transaction that our Class A ordinary shareholders might consider in their best interest.
●	disclosed that our controlling shareholder(s)’ ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
●	disclosed that future issuances of Class B ordinary shares may be dilutive to Class A ordinary shareholders. The Company has also made corresponding changes to the risk factors disclosure on page 23.

Enforceability of Civil Liabilities, page ii

2.	In the last sentence of the paragraph, you state that you “have not independently verified the data.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

RESPONSE: We respectfully advise the Staff that the Company has deleted this statement on page ii.

Prospectus Summary, page 1

3.	Please balance your disclosure of the increase in revenues for the years ended December 31, 2021, and December 31, 2022 by including the increase in cost of revenue for the same time periods.

RESPONSE: We respectfully advise the Staff that the Company has balanced their disclosure throughout the DRS/A of the increase in revenues for the years ended December 31, 2021, and December 31, 2022, by including the increase in cost of revenue for the same time periods on pages 1, 32 and 52 of the DRS/A.

We depend on a small number of individuals who constitute our current management, page 10

4.	Please revise the risk factor to identity the senior managers and key personnel upon whom you depend.

RESPONSE: We respectfully advise the Staff that the Company has revised the risk factor on page 10 of the DRS/A to identify the senior managers and key personnel upon whom the Company depend on including (i) Mr. Fu Xiaowei, (ii) Ms. Zhang Fan, (iii) Mr. Jason Phua Zhi Yong, (iv) Ms. Rachel Xu Lin Pu and (v) Mr. Teng Sin Ken.

Enforcement of Civil Liabilities, page 23

5.	Please expand your disclosures to address an investor’s ability to effect service of process within the United States on the foreign private issuer or any person.

RESPONSE: We respectfully advise the Staff that the Company has expanded the disclosures on page 24 of the DRS/A to address an investor’s ability to effect service of process within the United States on the foreign private issuer or any person.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 30

6.	Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. For example, quantify the reduction or increase in your sales or revenues during these periods. Also, expand your disclosure regarding the impact of the COVID- 19 pandemic on your business to include the government’s Job Support Scheme. Please detail how much longer you will receive these funds from the government.

RESPONSE: We respectfully inform the Staff that the Company has updated the DRS/A on page 32 and 33 to reflect the impact of COVID-19 on our business, operations, and financial support received from the Singapore government, along with the respective ending dates for such grants. With regards to the quantitative impact on the reduction or increase in our revenue due to COVID-19, our analysis shows that the primary impact occurred during the financial year ending on December 31, 2020, which is not disclosed in this filing. Therefore, we find it unnecessary to discuss it in detail for that particular year. For the financial years ending on December 31, 2021, and 2022, and with the amendments addressing question 8 below, we have described and quantified the key factors that affected our results of operations to the best of our ability, including the identifiable impact of COVID-19 during these periods.

7.	On page 35 you state that “management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months from the issuance date of the consolidated financial statements.” Please revise to update this statement as of a recent date, as well as to clarify whether such statement depends on receipt of the proceeds of this offering.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on page 36 of the DRS/A to a more recent date and clarified that this statement does not depend on the receipt of the proceeds of this offering.

Result of Operations

Comparison of Years Ended December 31, 2022 and 2021, page 32

8.	Please expand your discussion to provide a quantified analysis of the significant drivers behind the material changes in your results of operations. For each period discussed, please quantify the changes and the impact of the changes on the material drivers and discuss the underlying causes for these changes. In addition, please provide information regarding the impact of foreign currency fluctuations on the results of the company as appropriate. Please refer to Item 5 of Form 20-F.

RESPONSE: We respectfully advise the Staff that the Company has revised the disclosure on pages 33 and 34 of the DRS/A to provide a quantified analysis of the significant drivers behind the material changes in our results of operations, quantified the changes and the impact of the changes on the material drivers and discussed the underlying causes for these changes. In addition, the Company has provided information regarding the impact of foreign currency fluctuations on the results of the Company.

Internal Control over Financial Reporting, page 41

9.	We note your disclosure considering your “material weaknesses” in your internal control over financial reporting, as defined in the standards established by the PCAOB, and other control deficiencies. Please provide a risk factor that addresses this issue.

RESPONSE: We respectfully advise the Staff that the Company has included the risk factor on page 23 of the DRS/A to address the issue relating to the material weaknesses in the Company’s internal control over financial reporting.

Expand business and operations through acquisitions, joint ventures and/or strategic alliances, page 71

10.	We note your disclosure that you “plan to explore opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures, acquisitions, and investments.” Please expand your disclosure in this section to more fully discuss your acquisition strategy, including the factors that you will consider in deciding whether or not to acquire complementary businesses. Please also revise to indicate any acquisition that are currently under consideration and describe them or, if none are currently under consideration, please state this.

RESPONSE: We respectfully advise the Staff that the Company currently has no acquisition strategy and has revised the DRS/A throughout to reflect this change.

Related Party Transactions, page 95

11.	We note V Capital Quantum Sdn Bhd was a founding shareholder. Please revise your disclosure to include the consulting fee that V Capital Quantum Sdn Bhd will receive in connection with the offering and briefly describe the services provided. If any insiders are members of V Capital Quantum Sdn Bhd, please disclose that as well. If you do not believe that V Capital Quantum Sdn Bhd is a related party, please provide us with your analysis. Please also update the related party balances on page 96 as of a recent date.

RESPONSE: We respectfully advise the Staff that the Company that V Capital Quantum Sdn Bhd has been engaged to serve as the initial public offering consultant for the Company.

The detailed scope of services offered by V Capital Quantum Sdn Bhd are as follows:

(a) review, advise and assist with the reorganization process, if necessary, for the purpose of forming the Group for the Listing Exercise;

(b) develop an equity story for the Listing Exercise;

(c) perform due diligence on the business of the Company;

(d) prepare proposal on the listing scheme and business metrics;

(e) review the operating and financial performance, governance and management structure of the Company;

(f) establish detailed capital market strategies and corporate plans aiming to maximize client’s value in preparation of the Listing Exercise;

(g) prepare roadmap and requirements to be followed for Listing Exercise;

(h) establish a fully functional and customisable secure virtual data room;

(i) interview the professionals required for the Listing Exercise and make such recommendations for the Company’s engagement;

(j) arrange for the formation of the due diligence working group (“DDWG”);

(k) management of the DDWG in producing professional materials in a timely manner;

(l) prepare, advise and assist the company throughout the listing process, including the due diligence exercise and the drafting of the registration statement;

(m) manage the Listing Exercise;

(n) liaise and coordinate with other professional parties, including the legal advisers, auditors and underwriters, and intermediaries involved in the Listing Exercise and attending meetings in relation to the Listing Exercise whenever reasonably necessary;

(o) review, comment and assist in responding to SEC and NASDAQ in regard to any queries that may arise;

(p) prepare and assist in obtaining all requisite regulatory approvals;

(q) prepare and assist in the issuance of press release announcing pricing of listing shares;

(r) assist in the planning of any further processes required pre-offering; and

(s) assist to secure underwriter investment of up to USD 15,000,000 on a best effort basis by V Capital Quantum Sdn Bhd.

The consultancy fees consist of the following: -

1.	USD400,000 cash;
2.	800,000 Class A Shares of the Company; and
3.	A further 5% issuance of the Company’s Class A Shares at the time of closing based on the Company’s fully diluted shares outstanding at the time of the offering.

A copy of the consulting agreement which contains the detailed terms and services provided will be filed as Exhibit 10.11 of the DRS/A in a subsequent amendment.

V Capital Quantum Sdn Bhd was allotted 800,000 shares in the Company as part of the consulting agreement. V Capital Quantum Sdn Bhd has since disposed of these shares on March 20, 2023, to an independent third party, Aaron Gomez, and is no longer a shareholder of the Company. In that regard, the Company respectfully advise the Staff that V Capital Quantum Sdn Bhd is not a related party to the Company.

Additionally, the Company has updated the related party balances on page 97 of the DRS/A to a more recent date.

General

12.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

RESPONSE: We respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Fu Xiaowei
Fu Xiaowei
Chairman

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